SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

AMERICREDIT CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.75% Convertible Senior Notes Due 2023

(Title of Class of Securities)

03060R AM 3

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

M. Michael May, Esq.

General Counsel

AmeriCredit Corp.

801 Cherry Street, Suite 3900

Fort Worth, Texas 76102

(817) 302-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

L. Steven Leshin, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

(214) 979-3000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO filed by AmeriCredit Corp., a Texas corporation (the “Company”), with the Securities and Exchange Commission on October 20, 2008 (as amended, the “Schedule TO”), and reports the final results of the offer by the Company to repurchase for cash the 1.75% Convertible Senior Notes due 2023 issued by the Company on November 18, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of November 18, 2003, by and between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee, (2) the Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes Due 2023, dated October 20, 2008, and filed as Exhibit (a)(1)(A) to the Schedule TO (as amended, the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to the Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

RESULTS OF TENDER OFFER

The Offer expired at midnight, New York City time, on Monday, November 17, 2008. Pursuant to the Offer, $85,349,000 in aggregate principal amount of the Securities was validly tendered and not withdrawn prior to the expiration of the Offer, all of which was accepted for payment in cash by the Company. Following the Offer, no Securities remained outstanding. The repurchase price for the Securities was $1,002.50 per $1,000 principal amount, plus accrued and unpaid interest up to but excluding November 18, 2008. The aggregate repurchase price for all Securities validly surrendered for repurchase and not withdrawn was $85,562,372.50, plus accrued interest. Payment of the Securities was made with cash on hand.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

AMERICREDIT CORP.

/s/ Chris A. Choate
Executive Vice President,
Chief Financial Officer and Treasurer

Date: November 19, 2008

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